EXHIBIT 12

ANGIOTECH

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in Thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$20,115	$(70,592)	$(754,068)	$(16,831)	$(66,885)

Total Earnings	$20,115	$(70,592)	$(754,068)	$(16,831)	$(66,885)

Fixed Charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$35,502	$51,748	$44,490	$38,039	$40,258
Interest within rent expense	$700	$800	$1,167	$1,067	$1,100

Total Fixed Charges	$36,202	$52,548	$45,657	$39,106	$41,358

Pre-tax income (loss) from continuing operations plus fixed charges	$56,317	$(18,044)	$(708,411)	$22,275	$(25,527)

Ratio of Earnings to Fixed Charges	1.6	— (1)	— (1)	0.6	— (1)

Dollar amount of deficiency	n/a	$70,592	$754,068	$16,831	$66,885

(1)	Our earnings during this period were insufficient to cover fixed charges and, accordingly, ratios are not presented.